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                              September 18, 2023

       James Westmoreland
       Chief Executive Officer
       Daybreak Oil and Gas, Inc.
       1414 S. Friendswood Dr., Suite 212
       Friendswood, TX 77546

                                                        Re: Daybreak Oil and
Gas, Inc.
                                                            Form 10-K for the
Fiscal Year ended February 28, 2022
                                                            Filed June 15, 2022
                                                            File No. 000-50107

       Dear James Westmoreland:

               We have reviewed your August 17, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 4, 2023 letter.

       Form 10-K for the Fiscal Year ended February 28, 2022

       Item 8. Financial Statements and Supplementary Data, page 51

   1. We note that although you agreed to revise, clarify or provide certain disclosures in various response
letters since the commencement of this review you have not filed an amendment and are
now delinquent in filing your periodic reports.

                                                        You were required to
file a Form 10-K for your Fiscal Year ended February 28, 2023 by
                                                        May 29, 2023, and a
Form 10-Q for your Fiscal Quarter ended May 31, 2023 by July 17,
                                                        2023. Please comply
with your reporting obligations under Rule 13a-1 and Rule 13a-13 of Regulation 13A,
without further delay.

                                                        Please ensure that
content of these reports is consistent with the changes you agreed to make in connection with
this review.
 James Westmoreland
Daybreak Oil and Gas, Inc.
September 18, 2023
Page 2

       You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Gus Rodriguez,
Staff Accountant at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJames Westmoreland                     Sincerely,
Comapany NameDaybreak Oil and Gas, Inc.
                                                         Division of
Corporation Finance
September 18, 2023 Page 2                                Office of Energy &
Transportation
FirstName LastName